Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

PLACE OF INCORPORATION
Subsidiaries

ChinaCache North America Inc.	California, USA

JNet Holdings Limited	BVI

ChinaCache Networks (Hong Kong) Limited	Hong Kong

ChinaCache Network Technology (Beijing) Limited	PRC

Variable Interest Entities

Beijing Blue I.T. Technologies Co., Ltd.	PRC

Beijing Jingtian Technology Co., Ltd.	PRC

Shanghai JNet Telecom, Co., Ltd.	PRC